Executive Network Partnering Corporation

137 Newbury Street, 7th Floor

Boston, MA 02116

July 31, 2020

VIA EDGAR

William Demarest

Kristina Marrone

Stacie Gorman

Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Executive Network Partnering Corporation Draft Registration Statement on Form S-1 Confidentially submitted on June 26, 2020 CIK No. 0001816261

Dear Staff:

This letter sets forth responses of Executive Network Partnering Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 23, 2020 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently confidentially submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.

Staff’s Comment: We note your disclosure that references to trademarks and services marks in the prospectus, such as CAPS™, belong to an affiliate of Evercore. Please clarify whether the company has secured rights to such trademarks and service marks. If the company has not secured such rights, please add risk factor disclosure or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under the heading “Trademarks” on page i to indicate that an affiliate of Evercore has granted the Company a non-exclusive right to use the CAPS™ trademark until the completion of the initial partnering transaction.

Summary, page 1

2.

Staff’s Comment: We note your disclosure that you believe your CAPS™ structure addresses notable deficiencies of special purpose acquisition companies. Please disclose in the filing how your CAPS™ structure is different from the unit structure of traditional SPACs and clarify why you believe your CAPS™ structure addresses SPAC deficiencies.

Response: The Company acknowledges the Staff’s comment and has revised Mr. Dunn’s biographical disclosure relating to his experience with the merger of Vivint with Mosaic Acquisition Corp on page 5 and page 73 to reflect that Mr. Dunn gained significant experience in the transaction process involving a special purpose acquisition company and to remove references to notable deficiencies of special purpose acquisition companies. The Company respectfully advises the Staff the CAPS™ structure is described under the heading “Summary—The Offering” beginning on page 12, “Description of Securities—CAPS™” on page 114 and elsewhere in the prospectus.

3.

Staff’s Comment: Please clarify your description of the conversion of the performance shares beginning on page 18, including disclosure of the number of conversion shares based on a range of share prices. Also explain how the performance shareholders would receive cash upon a change of control following a partnering transaction. Finally, disclose in this section of the prospectus whether the terms of the performance shares may be amended.

Response: The Company acknowledges the Staff’s comment and has revised the description of the conversion of the performance shares in “Description of Securities—Performance Shares” beginning on page 118 to provide quantitative examples to enhance an investor’s understanding of such conversion. The Company respectively advises the Staff that it believes detailed disclosures regarding the conversion of the performance shares (page 119), how the performance shareholders receive cash upon a change of control following a partnering transaction (page 120) and how the terms of the performance shares may be amended (page 121) are best reserved for the Description of Securities section, so that the Summary section may remain brief and more easily read by investors.

Management, page 101

4.	Staff’s Comment: Please provide the disclosure regarding Mr. Dunn as required by Item 401 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under the heading “Management—Officers, Directors and Director Nominees” on page 101 to provide the required biographical information for Mr. Dunn and to disclose Mr. Dunn’s qualifications for him to serve on the Company’s board of directors.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler or Wayne E. Williams of Kirkland & Ellis LLP at (212) 446-4660 or (312) 862-7135, respectively.

Sincerely,

/s/ Alex Dunn
Name: Alex Dunn Title: Chief Executive Officer, Chief Financial Officer and Secretary

Via E-mail:

cc:	Christian O. Nagler Wayne E. Williams Kirkland & Ellis LLP